Exhibit 99.1

News Release
NYSE, TSX: NTR

April 18, 2021

Nutrien Announces Appointment of Mayo Schmidt as

President and CEO

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR Nutrien Ltd.), the world’s largest provider of crop inputs and services, announced today that its Board of Directors has appointed Mayo Schmidt as President and Chief Executive Officer, effective immediately. Mr. Schmidt succeeds Chuck Magro, who is stepping down from his management and Board role at the company to pursue new opportunities. With Mr. Schmidt’s new role, Nutrien is also proud to announce that Russ Girling, former President and CEO of TC Energy, has been named Chair of the Nutrien Board of Directors. Mr. Magro will be available to the corporation until May 16, 2021 to facilitate a smooth transition.

“Mayo is a remarkable leader who is committed to our values of safety and integrity, our purpose and our strategy focussed on sustainably feeding the world,” said Mr. Girling. “Under his leadership, along with our deep and experienced executive leadership team and our 27,000 dedicated employees, the board is confident the company is well positioned to continue to grow and create enduring shareholder value.”

“The outlook for our business is exceptionally strong,” said Mr. Schmidt. “I look forward to leading the continued execution of Nutrien’s strategy and driving industry-leading performance across all our lines of business. Over the coming weeks, I will be connecting with our employees, valued customers and shareholders to continue building our positive momentum and our focus on advancing sustainable solutions to feed a growing planet.”

Mr. Schmidt brings over 30 years of agricultural business experience to his leadership of Nutrien. He joined the Agrium board of directors in 2012 and has served as Chair of Nutrien’s Board of Directors since May 2019. He previously served as President and Chief Executive Officer of Viterra Inc., a Canadian globally diversified agri-business company that delivered agricultural and food ingredient products to customers in over 50 countries. He also held senior positions in other agricultural focussed companies such as ConAgra Grain, Canada and General Mills, Inc. Mr. Schmidt was also President and Chief Executive Officer of Hydro One Limited, Canada’s largest utility. He serves as a member of Washburn University’s Board of Trustees and Harvard’s Kennedy School’s Private and Public, Scientific, Academic and Consumer Food Policy Group and as a mentor for Catalyst Women on Board. Mr. Schmidt’s passion for agriculture started as a young boy, working on their fourth-generation family wheat and dairy farm in western Kansas.

“On behalf of the Board of Directors and everyone at Nutrien, I would like to thank Chuck for his contribution to our growth and success since he joined the company in 2009,” said Mr. Girling. “We wish Chuck all the best in his future endeavours.”

Mr. Magro said, “I am very proud of the strong foundation we have built at Nutrien over the last several years. I am grateful for the dedication of our employees, and the important partnerships we have forged with our customers and stakeholders. I have enjoyed every moment of my time at Nutrien, and I wish the company and its people continued success. I look forward to working with Mayo over the coming weeks to support a seamless transition and to my next adventure.”

With Mr Magro’s resignation from the Board, the Board has determined to reduce the number of directors from 12 to 11. The 11 other directors identified in Nutrien’s management proxy circular dated March 29, 2021 will stand for election at the Annual Meeting of Shareholders scheduled for May 17, 2021.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Media Relations	Investor Relations
Megan Fielding	Richard Downey
Vice President, Brand & Culture Communications	Vice President, Investor Relations
(403) 797-3015	(403) 225-7357
Megan.fielding@nutrien.com	Investors@nutrien.com